Nexstar Broadcasting Group, Inc.

545 E. John Carpenter Freeway

Suite 700

Irving, Texas 75062

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Mr. William Mastrianna

Re:	Nexstar Broadcasting Group, Inc.

Registration Statement on Form S-4

Filed on May 5, 2016

File No. 333-210333

Dear Messrs. Spirgel and Mastrianna:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nexstar Broadcasting Group, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-210333), as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Friday, May 6, 2016, or as soon thereafter as possible. The Registrant hereby acknowledges its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, the Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Kupiec of Kirkland & Ellis LLP, outside counsel to the Registrant, at (212) 446-5997, with any questions you may have regarding this request. In addition, please notify Mr. Kupiec as soon as the Registration Statement has been declared effective.

Sincerely,

Nexstar Broadcasting Group, Inc.

By:	/s/ Thomas E. Carter

Name:	Thomas E. Carter
Title:	Chief Financial Officer

cc:	Sarkis Jebejian, Kirkland & Ellis LLP

David B. Feirstein, Kirkland & Ellis LLP